PURCHASE AGREEMENT

THIS AGREEMENT made as of the 10th day of April, 2007.

BETWEEN:

> **JEFF ADAMS**, 2567 Kings Avenue, West Vancouver, British Columbia, V7V 2C7
>
> (the "Vendor")


OF THE FIRST PART


AND:

> **McNAB CREEK GOLD CORP.**, a Nevada company, with an office located at Suite 1128, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2
>
> (the "Purchaser")


OF THE SECOND PART


WHEREAS:

A.   The Vendor is the legal and beneficial owner of a 50% interest (the "Vendor's Interest") in and to the mineral claims described in Schedule A attached hereto (hereinafter the "Property");

B.   The Vendor has agreed to sell an undivided 100% interest in and to the Vendor's Interest in the Property on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the sum of $1.00 now paid by the Purchaser to the Vendor (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

DEFINITIONS

1.   For the purposes of this Agreement, the following words and phrases shall have the following meanings, namely:

     (a)   "Property" means the mineral claims described in Schedule "A" hereto including any replacement or successor claims, and all mining leases and other mining interests derived from any such claims. Any reference herein to any mineral claim comprising the Property includes any mineral leases or other interests into which such mineral claim may have been converted;

(b)   "Property Rights" means all licenses, permits, easements, rights-of-way, certificates and other approvals obtained by either of the parties either before or after the date of this Agreement and necessary for the exploration of the Property, or for the purpose of placing the Property into production or continuing production therefrom;

(c)   "Shares" means the common shares of the Purchaser trading on the OTC BB ("Exchange"), to be transferred to the Vendor pursuant to paragraph 4 hereof.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE VENDOR

2.   (a)   The Vendor represents and warrants to and covenants with the Purchaser, with the knowledge that the Purchaser relies upon same in entering into this Agreement, that:

      (i)   it is legally entitled to hold the Vendor's Interest in the Property and the Property Rights and will remain so entitled until the interest of the Vendor in the Property has been duly transferred to the Purchaser as contemplated hereby;

      (ii)   it is, and at the time of the transfer to the Purchaser of the mineral claims comprising the Property it will be, the recorded holder and beneficial owner of the Vendor's Interest in all of the mineral claims comprising the Property free and clear of all liens, charges and claims of others, and no taxes or rentals are or will be due in respect of any of the mineral claims;

      (iii)   the mineral claims comprising the Property have been duly and validly staked, located, or granted, and recorded pursuant to the laws of jurisdictions in which they are situated and are in good standing with respect to all filings, fees, taxes, assessments, work commitments or other conditions on the date hereof;

      (iv)   there are not any adverse claims or challenges against or to the ownership of or title to any of the mineral claims comprising the Property, nor to the knowledge of the Vendor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof, and no person other than the Vendor, pursuant to the provisions hereof, has any royalty or other interest whatsoever in production from any of the mineral claims comprising the Property; and

      (v)   the Property is not the whole or substantially the whole of the undertaking of the Vendor.

(b)   The representations and warranties contained in this section are provided for the exclusive benefit of the Purchaser, and a breach of any one or more thereof may be waived by the Purchaser in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty, and the representations and warranties contained in this section shall survive the execution of this Agreement and of any transfers, assignments, deeds or further documents respecting the Property.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

3.   (a)   The Purchaser represents and warrants to and covenants with the Vendor, with the knowledge that the Vendor relies upon same in entering into this Agreement, that:

    (i)   it has been duly incorporated, amalgamated or continued and validly exists as a corporation in good standing with respect to the filing of annual reports under the laws of its jurisdiction of incorporation, amalgamation or continuation;

    (ii)   it has duly obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the consummation of the transactions herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of the Articles or the constating documents of the Purchaser or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which the Purchaser is a party or by which it is bound or to which it or the Property may be subject;

    (iii)   the Shares will, at the time of delivery to the Vendor, be duly authorized and validly allotted and issued as fully paid and non-assessable, free of any liens, charges or encumbrances;

    (iv)   on the date of receipt by the Vendor of the certificate or certificates representing the Shares, every consent, approval, and authorization that is required for the issuance of the Shares and the delivery to the Vendor of such certificate or certificates to be valid will have been obtained and will be in effect; and

    (v)   the Shares will be part of a class of shares of the Purchaser that is currently listed and posted for trading on the Exchange and, at the time of the delivery of the certificates representing the Shares to the Vendor.

    (b)   The representations and warranties contained in this section are provided for the exclusive benefit of the Vendor and a breach of any one or more thereof may be waived by the Vendor in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty, and the representations and warranties contained in this section shall survive the execution hereof.

PURCHASE AND SALE

4.   The Vendor hereby sells and assigns and the Purchaser hereby purchases an undivided 100% interest in and to the Vendor's Interest in the Property, free and clear of all charges, encumbrances and claims, by payment of and issuance of the following:

(a)   the Purchaser paying to the Vendor a total of $50,000 cash, to be paid as follows:

     (i) $10,000 upon signing of this Agreement;

     (ii) $40,000 within 60 days of execution of this Agreement;

(b)   the Vendor will receive 600,000 common shares of the Purchaser as follows:

     (i)   400,000 common shares of Purchaser within 60 days of execution of this Agreement;

     (ii)   an additional 200,000 common shares of the Purchaser on or before April 10, 2008.

TRANSFER OF PROPERTY

5.   Concurrently with the execution of this Agreement, the Vendor will deliver to the Purchaser duly executed transfers of the Vendor's Interest in the Property in favour of the Purchaser. The Purchaser will be entitled to record all transfers contemplated hereby at its own cost with the appropriate government office to effect legal transfer of the Property into the name of the Purchaser and will hold the Vendor's Interest in the Property subject to the terms of this Agreement.

6.   The Purchaser agrees to execute transfers of 100% of the Vendor's Interest in the Property in favour of the Vendor, such transfers to be held in escrow by a mutually acceptable third party. In the event of termination pursuant to paragraph 7 hereof or default pursuant to paragraph 10 hereof, such transfers shall be delivered to the Vendor and in the event all obligations have been satisfied under this Agreement, such transfers shall be returned to the Purchaser.

TERMINATION

7.   The purchase of the Vendor's Interest in the Property contemplated herein (the "Purchase") shall terminate:

(a)   subject to paragraph 10 hereof, upon the Purchaser failing to make any payment or issue any shares which must be made or issued under this Agreement;

(b)   at any time, by the Purchaser giving notice of such termination to the Vendor; or

(c)   subject to paragraph 10 hereof, upon the Purchaser failing to remedy a default as provided therein.

8.   If the Purchase is terminated, the Purchaser shall:

    (a)   leave in good standing for a period of at least 12 months from the termination of the Purchase, those mineral claims comprising the Property, to the extent allowable by the laws of the jurisdiction in which the Property is situate;

    (b)   deliver or make available at no cost to the Vendor within 90 days of such termination, all drill core, copies of all reports, maps, assay results and other relevant technical data compiled by, prepared at the direction of, or in the possession of the Purchaser with respect to the Property and not theretofore furnished to the Vendor;

    (c)   reclaim the Property in accordance with the requirements of all applicable environmental laws and regulations, but only to the extent that such requirements result from the Purchaser's activities on the Property hereunder;

9.   If the Purchase is terminated, the Purchaser shall have the right, within a period of 180 days following such termination, to remove from the Property all buildings, plant, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by or on behalf of the Purchaser, and any such property not removed within such 180 day period shall thereafter become the property of the Vendor or may be removed by the Vendor at the Purchaser's sole expense.

ROYALTY

10.   Upon the Commencement of Commercial Production, the Purchaser shall pay to the Vendor a 2% royalty on the terms and conditions as set out in this paragraph and in Schedule "B" hereto ("Royalty").

11.   Installments of the Royalty payable shall be paid by the Purchaser as follows:

    (a)   within 45 days after the end of each of the Purchaser's first three fiscal quarters in each fiscal year and within 60 days of the end of the Purchaser's last fiscal quarter in each fiscal year, the Purchaser shall pay to the Vendor an amount equal to 25% of the estimated Royalty, if any, for the fiscal year, adjusted if necessary after the first quarter of any fiscal year to reflect any change during the fiscal year in estimated Royalty; and

    (b)   within 120 days after the end of the Purchaser's fiscal year, the balance, if any, of Royalty payable in respect of the fiscal year last completed.

    (c)   After Commencement of Commercial Production, the Purchaser shall, within 45 days after the end of each fiscal quarter, furnish to the Vendor quarterly unaudited statements respecting operations on the Property, together with a statement showing the calculation of Royalty for the fiscal quarter last completed.

DEFAULT

12. If at any time after the Purchase, the Purchaser is in default of any material provision in this Agreement (other than the provisions of paragraph 4 for which no notice of default need be given), the Vendor may terminate this Agreement, but only if:

    (a) it shall have first given to the Purchaser a notice of default containing particulars of the obligation which the Purchaser has not performed, or the warranty breached; and

    (b) the Purchaser has not, within 45 days following delivery of such notice of default, cured such default or commenced proceedings to cure such default by appropriate payment or performance, the Purchaser hereby agreeing that should it so commence to cure any default it will prosecute the same to completion without undue delay.

    Should the Purchaser fail to comply with the provision of subparagraph (b), the Vendor may thereafter terminate this Agreement by giving notice thereof to the Purchaser.

RIGHT OF ENTRY

13. The directors and officers of the Purchaser and its servants, agents and independent contractors, will have the sole and exclusive right in respect of the Property to:

    (a) enter thereon;

    (b) have exclusive and quite possession thereof;

    (c) do such prospecting, exploration, development and/or other mining work thereon and thereunder as the Purchaser in its sole discretion may determine advisable;

    (d) bring and erect upon the Property buildings, plant, machinery and equipment as the Purchaser may deem advisable; and

    (e) remove there from and dispose of reasonable quantities of ores, minerals and metals for the purpose of obtaining assays or making other tests.

CONFIDENTIAL INFORMATION

14. No information furnished by the Purchaser to the Vendor hereunder in respect of the activities carried out on the Property by the Purchaser or related to the sale of minerals, ore, bullion or other product derived from the Property, shall be published or disclosed by the Vendor without the prior written consent of the Purchaser, but such consent in respect of the reporting of factual data shall not be unreasonably withheld, and shall not be

withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporation laws, regulations or policies.

NOTICES

15.   Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered or telecopied to such party at the address for such party specified above. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered or, if given by telecopier, shall be deemed conclusively to be the next business day. Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

GENERAL

16.

(a)   This Agreement shall supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the parties in respect of the subject matter of this Agreement.

(b)   In the event this Agreement is assigned or the interest herein is vended to another party, the agreement shall replace this Agreement but must reflect the terms and conditions of this Agreement.

(c)   No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall be deemed or construed to be a consent to or a waiver of any other breach or default.

(d)   The parties shall promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance and do such further and other acts which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interest from time to time of the parties in the Property.

(e)   This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

(f)   This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

(g)   Time shall be of the essence in this Agreement.

(h)   Wherever the neuter and singular is used in this Agreement it shall be deemed to include the plural, masculine and feminine, as the case may be.

(i)   Any reference in this Agreement to currency shall be deemed to be Canadian currency.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.



JEFF ADAMS

McNAB CREEK GOLD CORP.



Per:_____

       Authorized Signatory

SCHEDULE "A"

MINERAL CLAIMS

A.   Legal description: Township 35S, Range 11E

Jenny 1 to 16

B.   Legal Description: Township 25, Range 11E

Jerry 1 to 24

C.   Legal description: Township 26, Range 11E

Amber 1 to 32

D.   Legal description: Township 34S, Range 11E

Jo 1 to 32

SCHEDULE "B"

NET PROCEEDS ROYALTY

For the purposes of this Agreement:

(a)   "Net Proceeds" means the amount by which the aggregate of Net Revenue for a period and all preceding periods exceeds the aggregate of:

  (i)   all Pre-Production Expenses;

  (ii)   all Post-Production Capital Expenses incurred up to the end of that period;

  (iii) all interest on Pre-Production Expenses and Post- Production Capital Expenses at the prime commercial rate of interest of The Royal Bank of Canada plus 2% per year calculated initially from the date the Pre- Production Expenses were incurred to the date of Commencement of Commercial Production on the amount of such Pre-Production Expenses, and thereafter quarterly during the term of this Agreement on the amounts of all Pre-Production Expenses and all Post-Production Capital Expenses incurred in excess of the aggregate of Net Revenue of all preceding periods; and

  (iv)   the aggregate of the amounts on which a Royalty to the Vendor was due and payable under this Agreement in any preceding period.

(b)   "Net Revenue" means, for any period, the excess, if any, of Gross Revenue for the period over the aggregate of:

  (i)   Operating Costs for the period;

  (ii)   Operating Costs for all previous periods to the extent they have exceeding Gross Revenue from such periods and have not previously been deducted in computing Net Revenue; and

  (iii) such amount of working capital as, in the reasonable opinion of the Purchaser, is required for the operation of the Property as a mine, but this amount shall be added to the Gross Revenue in calculating the Net Revenue for the next period.

(c)   "Gross Revenue" means, for any period, the aggregate of all revenue received during the period from the operation of the Property as a mine and any cash proceeds received during the period from the disposition of any capital assets the cost of which has been treated as a Pre-Production Expense or a Post-Production Capital Expense.

(d)   "Operating Costs" means, for any period, all costs, expenses, obligations, liabilities and charges of whatsoever kind or nature incurred or chargeable, directly or indirectly, by the Purchaser after Commencement of Commercial Production, in connection with the operation of the Property as a mine during the period, which costs, expenses, obligations, liabilities and charges shall include, without limiting the generality of the foregoing, the following:

(i)   all costs of or related to the mining and concentrating of ores or other products and the operation of the Mining Facilities;

(ii)   all costs of or related to marketing of Mineral Products including, without limitation, transportation, commission and discounts;

(iii)   all costs of maintaining in good standing or renewing from time to time the Property and Other Tenements or any interest therein, including the payment of all royalties and taxes of any nature whatsoever in connection therewith;

(iv)   all costs of or related to providing and operating employee facilities, including housing;

(v)   all duties, charges, levies, royalties, taxes (excluding taxes levied under the Income Tax Act (Canada), the Income Tax Act of British Columbia, and any other act which taxes the income of the parties hereto individually) and other payments imposed upon or in connection with operating the Property as a mine by any government or municipality or department or agency thereof;

(vi)   all reasonable and actual costs and fees of the Purchaser for providing technical, management and supervisory services;

(vii)   all costs of consulting, legal, accounting, insurance and other services;

(viii)   all amounts expended in doing work hereunder;

(ix)   other than capital expenditures relating to a major improvement, expansion, modernization or replacement of the Mining Facilities, all costs of construction, equipment, mine and development, including maintenance, repairs and replacements incurred after Commencement of Commercial Production;

(x)   all costs for pollution control, reclamation or any other similar costs incurred as a result of any government regulations or requirements; and

(xi)   any costs or expenses incurred relating to the termination of the operation of the Property as a mine.

Operating Costs shall be determined in accordance with generally-accepted accounting principles consistently applied, except that such costs shall not include the non- cash expense items such as depreciation, depletion or amortization of Pre-Production Expenses and Post- Production Capital Expenses.

(e)   "Pre-Production Expenses" shall mean all exploration and development expenditures, if any, and all other costs, expenses, obligations and liabilities of whatsoever nature or kind, including those of a capital nature, incurred or chargeable, directly or indirectly, by the Purchaser with respect to the exploration and development of the Property and equipping it for production up to and including the date of Commencement of Commercial Production including, without limiting the generality of the foregoing, reasonable overhead charges not exceeding 2.5% thereof, and sufficient initial working capital to finance the first three months of production; overhead charges shall be reviewed periodically and if proved to be excessive or insufficient shall be adjusted by the Purchaser.

(f)   "Post-Production Capital Expenses" shall mean all costs expended or incurred by the Purchaser after Commencement of Commercial Production in connection with a major improvement, expansion, modernization or replacement of the Mining Facilities as are excepted from the definition of Operating Costs under sub-paragraph d(ix).

(g)   "Mineral Products" shall mean the products derived from operating the Property as a mine.

(h)   "Mining Facilities" shall mean all mines and plants, including, without limitation, all pits, shafts, haulageways and other underground workings, all buildings, plants, facilities and other structures, all fixtures and improvements, and all other property, whether fixed or moveable, as the same may exist at any time in, on or outside the Property and relating to the operation of the Property as a mine.

(i)   "operating the Property as a mine" or "operation of the Property as a mine" shall mean the extraction or production of minerals from the Property, the milling, smelting, refining, beneficiating and other processing of minerals and mineral products, and the marketing of mineral products.

(j)   "Other Tenements" shall mean all surface rights of and to any lands within or outside the Property, including surface rights held in fee or under lease, licence, easement, right- of-way or other right of any kind, and all renewals, extensions and amendments thereof, acquired by the Purchaser with respect to the Property.